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SCHRODER ASIAN GROWTH FUND, INC.
787 Seventh Avenue, 34th Floor
New York, New York 10019

Dear Shareholder:

    As you requested, we are enclosing a copy of the Schroder Asian Growth Fund, Inc. (the "Fund") Offer to Purchase (the "Offer to Purchase") 3,500,000 shares of its issued and outstanding common stock, par value $0.01 per share (the "Shares"), for cash at a price equal to their net asset value ("NAV") determined as of the close of the regular trading session of the New York Stock Exchange ("NYSE") on March 21, 1997, subject to the terms and conditions set forth in the Offer to Purchase dated February 19, 1997 and the related Letter of Transmittal (which together constitute the "Offer"). THE OFFER EXPIRES AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 20, 1997, UNLESS EXTENDED (THE "EXPIRATION DATE"). If the Offer is extended beyond March 20, 1997, the purchase price for Shares will be their NAV determined as of the close of the regular trading session of the NYSE on the Expiration Date, as extended.

    If, after reviewing the information set forth in the Offer to Purchase and Letter of Transmittal, you wish to tender Shares for purchase by the Fund, please contact your broker, dealer or other nominee to effect the tender for you or, if you are the record owner of the Shares, you may follow the instructions contained in the Offer to Purchase and Letter of Transmittal. You must tender, or cause the tender of, all Shares actually or constructively owned by you pursuant to Section 318 of the Internal Revenue Code of 1986, as amended, as of the date of purchase of Shares pursuant to the Offer. You should consult your tax adviser as to the application of the constructive ownership rules of Section
318. Shareholders are not required to pay a service charge to the Fund or to State Street Bank and Trust Company, the Depositary, in connection with their tender of Shares, but may be charged a fee by a broker, dealer or other institution for processing the tender requested.

    Neither the Fund nor its Board of Directors is making any recommendation to any holder of Shares as to whether to tender Shares. Each shareholder is urged to consult his or her broker, investment adviser or tax adviser before deciding whether to tender any Shares.

    The Fund's NAV on February 13, 1997 was $13.62 per Share. The Fund publishes its NAV each week in THE WALL STREET JOURNAL under the heading "Closed End Funds." The Fund's NAV is also published in THE NEW YORK TIMES and BARRON'S.

    During the pendency of the Offer, you may obtain current NAV quotations for the Fund by calling State Street Bank and Trust Company, the Depositary, at 1-800-426-5523 between the hours of 9:00 a.m. and 5:00 p.m., New York City time, Monday-Friday (except holidays). Requests for additional copies of the Offer to Purchase, the Letter of Transmittal and any other tender offer documents may also be directed to the Depositary.

    Should you have any other questions on the enclosed material, please do not hesitate to contact your broker, dealer or other nominee, or call the Depositary at the number set forth immediately above.

                                          Yours truly,
                                          SCHRODER ASIAN GROWTH FUND, INC.